Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 49 to Registration Statement No 2-62329 under The Securities Act of 1933 on Form N-1A of our reports dated November 29, 2011, relating to the financial statements and financial highlights of BlackRock Total Return Fund (the “Fund”), a series of BlackRock Bond Fund, Inc., and Master Total Return Portfolio of Master Bond LLC, appearing in the Annual Report on Form N-CSR of the Fund for the year ended September 30, 2011. We also consent to the references to us under the headings “Financial Highlights” in the Prospectuses and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
January 25, 2012